Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-203138
May 28, 2015
FOR IMMEDIATE RELEASE                CONTACT:     Christine Parker
Manager, Investor Relations & Communications
(248) 631-5438
christineparker@trimascorp.com

TRIMAS ANNOUNCES “HZN” AS FUTURE TICKER SYMBOL FOR HORIZON GLOBAL; LAUNCHES WEBSITE WWW.HORIZONGLOBAL.COM

BLOOMFIELD HILLS, Michigan, May 28, 2015 – TriMas Corporation (NASDAQ: TRS) announced today that Horizon Global Corporation, the newly created company to effect the spin-off of its Cequent businesses, has secured the ticker symbol “HZN” and plans to be listed on the New York Stock Exchange when it becomes a publicly-traded company. The spin-off, which was previously announced in December 2014, is targeted to be completed in mid-2015.

Horizon Global is a designer, manufacturer and distributor of a wide variety of high-quality, custom-engineered towing, trailering, cargo management and other related accessory products on a global basis, serving the automotive aftermarket, retail and original equipment channels. Horizon Global will be comprised of TriMas’ Cequent Americas and Cequent APEA segments. These combined segments reported revenue of more than $600 million in 2014, with a 10% compound annual growth rate from the end of 2010 through 2014. Horizon Global will have approximately 2,800 employees located at 20 facilities throughout the world. Horizon Global’s management team, including A. Mark Zeffiro, president and chief executive officer, and David Rice, chief financial officer, will be located in the new company’s headquarters in Bloomfield Hills, Michigan.

In addition, Horizon Global has launched a new website: www.horizonglobal.com. Links to the recent May 21, 2015 Investor and Analyst Day presentations, as well as management biographies, can now be accessed there. In addition, there is a link to yesterday’s pre-effective amendment No. 1 to Form S-1 filing, which includes additional information on certain spin-off agreements, along with Horizon Global’s expected share count and capital structure following completion of the spin-off.

“The Horizon Global team is excited to announce our new ticker symbol “HZN” and our website. We are making great progress in preparing to operate as a stand-alone company and are excited to bring another Michigan-based company to the public markets,” said Zeffiro. “The name Horizon Global represents our focus on the horizon ahead of us and commitment to delivering innovative products to our global customers. All 2,800 employees working for our businesses are coming together as Horizon Global, facing our customers as one global team. Our goal is to better serve and grow with our customers, engage with our employees and realize value creation for our shareholders.”

The Company has filed a registration statement (including a prospectus) with the SEC for the spin-off to which this communication relates. You should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the spin-off. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting it a 248-631-5467.

About TriMas
Headquartered in Bloomfield Hills, Michigan, TriMas Corporation (NASDAQ: TRS) provides engineered and applied products for growing markets worldwide. TriMas is organized into six reportable segments: Packaging, Energy, Aerospace, Engineered Components, Cequent APEA and Cequent Americas. TriMas has approximately 7,000 employees at more than 60 facilities in 19 countries. For more information, visit www.trimascorp.com.
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